UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  Chattem Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    162456107
                          -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

CUSIP No. 162456107               13G                          Page 2 of 4 Pages



1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barrow, Hanley, Mewhinney & Strauss, Inc.
                     75-2403190
                                                                         (a)[  ]

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (b)[  ]



3.          SEC USE ONLY

4.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     A Nevada corporation
                             5.     SOLE VOTING POWER
NUMBER OF                                 466,000 shares
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER
OWNED BY                                  14,500 shares
EACH
REPORTING                    7.     SOLE DISPOSITIVE POWER
PERSON                                    480,500 shares
WITH
                             8.     SHARED DISPOSITIVE POWER
                                          ----


9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              480,500 shares

10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                 [  ]

11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              5.4%

12.         TYPE OF REPORTING PERSON*
                              IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)      Name of Issuer:
                       Chattem Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                       1715 West 38th Street
                       Chattanooga, TN  37409

Item 2(a)      Name of Person Filing:
                       Barrow, Hanley, Mewhinney & Strauss, Inc.

     2(b)      Address of Principal Business Office or, if none, Residence:
                       One McKinney Plaza
                       3232 McKinney Avenue, 15th Floor
                       Dallas, TX  75204-2429

     2(c)      Citizenship:
                       A Nevada corporation

     2(d)      Title of Class of Securities:
                       Common Stock

     2(e)      CUSIP Number:
                       162456107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):The reporting person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                       480,500 shares

     4(b)      Percent of Class:
                       5.4%

     4(c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                                466,000 Shares



                                Page 3 of 4 Pages

               (ii) shared power to vote or to direct the vote:
                                14,500

               (iii) sole power to dispose or to direct the disposition of:
                                480,500 shares

               (iv) shared power to dispose or to direct the disposition of:
                                --

Item 5         Ownership of Five Percent or Less of a Class:
                       Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                       The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                       Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                       Not Applicable.

Item 9         Notice of Dissolution of Group:
                       Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            BARROW, HANLEY, MEWHINNEY &
                                            STRAUSS, INC.


                                            By: /s/ Bryant M. Hanley, Jr.
                                                -----------------------------
                                                Name:  Bryant M. Hanley, Jr.
                                                Title: President

February 12, 1998

                                Page 4 of 4 Pages